Mail Stop 3561

June 23, 2009

Via Fax & U.S. Mail

Mr. Hank Halter
Chief Financial Officer
Post Office Box 20706
Atlanta, Georgia 30320-6001

> **Re: Delta Air Lines, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 001-05424**

Dear Mr. Halter:

We have reviewed your response letter dated June 3, 2009 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2008

Note 11. Chapter 11 Proceedings, page F-51

1. We note from your response to our prior comment 13 that you believe you have disclosed the effects of the adjustments on the reported amounts of intangible assets resulting from the adoption of fresh start reporting. However, we do not believe the current disclosures adequately discuss how the fair value of each type of intangible assets established in fresh start accounting was calculated or determined. Please provide us details, and revise your note to indicate how the fair value of each intangible asset established in fresh start accounting was calculated or determined. Your response and revised disclosure should also include the nature of sensitive assumptions for which there is a reasonable possibility of the occurrence of a variation that would have significantly affected the measurement value, and assumptions about anticipated conditions that are expected to be different from current conditions. See paragraph 39 of SOP 90-7.

Form 10-Q for the Quarter ended March 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

2. We note your disclosure that you plan to remove from the fleet in 2009 30-40 mainline aircraft, you grounded three dedicated cargo freighter B-747-200F during the first quarter of 2009, and plan on grounding the remaining seven dedicated cargo freighters by December 31, 2009. Please tell us if you performed an impairment analysis on all of these aircraft and if so, provide us with the results of the impairment analysis including the significant assumptions used in the analysis. If you did not perform an impairment analysis on certain of the aircraft, please tell us why you do not believe one was required.

Exhibit Index, page 62

3. We note your response to our prior comment 18. Please refile each of the First Lien Revolving Credit and Guaranty Agreement and the Second Lien Term Loan and Guaranty Agreement to include all attachments, schedules and exhibits with your next Exchange Act filing.

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You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters or Chanda DeLong at (202) 551-3490 if you have questions regarding comments on legal matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(404) 715-3956